Mail Stop 3561

October 16, 2007

<u>Via U.S. Mail</u>

Mr. Haris Tajyar
Chief Executive Officer
Harry's Trucking, Inc.
15981 Yarnell Street #225
Sylmar, CA 91342

**Re: Harry's Trucking, Inc.**
    **Amendment No. 3 to Registration Statement on Form SB-2, filed September**
    **20, 2007**
    **File No. 333-140637**

Dear Mr. Tajyar:

We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects and welcome any questions you
may have about our comments or on any other aspect of our review. Feel free to call us
at the telephone numbers listed at the end of this letter.

<u>Our Business, page 2</u>

1. We re-issue prior comment 5. It remains unclear how your new business model
   will allow you to eliminate losses you incurred in prior years. Please provide a
   more detailed analysis in support of this conclusion. In so doing, please clearly
   explain why you believe, as expressed in the second paragraph of this section, that
   your "expenses will match revenues" in the future.

2. In the discussion about your significant operating losses and the associated discussion regarding the substantial doubt about your ability to continue as a going concern, we note your conclusion that presently available funds will not be sufficient to meet your anticipated working capital needs. Please expand your disclosure to address the implications of this conclusion, including the possibility of having to cease operations if funding is not available.

Description of Business, page 24

3. We are unable to locate disclosure responsive to prior comment 10. We re-issue the prior comment.

4. We re-issue prior comment 11, in part. Specifically, please significantly revise the Sales and Marketing section on page 25 to describe your current marketing efforts, and not just your future plans, including information on your current number of sale associates.

5. In your description of the "truck" and "less than truckload" transportation services offered on a nationwide basis, you make reference to contracts with motor carriers. Please describe these contracts, including any binding commitments for you, such as guarantees for minimum usage, and for the motor carriers. Tell us if the contracts contain any pricing parameters or restrictions. Describe any restrictions that such contracts may place on your business, including any limitations on your flexibility to choose among carriers. Please explain how you have accounted for these contracts. If formal contracts have not been made with motor carriers, it may be more appropriate to describe these arrangements using a term more indicative of the informal nature of the arrangement, such as "relationships".

Competition, page 26

6. We note your response to prior comment 1. It remains unclear whether the statistics and trends discussed reflect the company's independently researched beliefs or are the results of third-party research. Although you have included certain references to management's beliefs and research, your disclosure is qualified by the parenthetical at the end of the section which suggests that the statistics and trends were provided by www.truckline.com. We re-issue our comment. Please ensure that each assertion contained in this section, and throughout the filing, regarding trends and statistical information related to the industry is clearly attributed to its source. To the extent that information has been sourced to a third-party, please file a consent for the use of such information or confirm that the information is publicly available for free or for a nominal cost. Refer to 463 of Regulation C.

7. Given the density of the www.truckline.com website, please provide information as to how investors may navigate the website to locate the trend and statistical information you have referenced in the filing.  To this end, please consider providing more specific url addresses.  In addition, please disclose, as you note in your supplemental response to prior comment 2, that www.truckline.com is the official website of the American Trucking Association.

Management's Discussion and Analysis
Continuing Operations, page 31

8. Your description of logistics revenue for the periods presented indicates that revenue decreased by approximately $23,000 due to the departure of your sole sales representative.  Please revise your disclosure to clarify this statement, as it is unclear how the $23,000 decrease was calculated.

9. In addition, a purpose of the MD&A section is to discuss trends in your operating results, including how those trends are meaningful for your business and how they are expected to affect future periods.  Please revise your discussion to clarify the inconsistency in your revenues from continuing operations for the periods presented.  Specifically, you present earned revenues of $58,542 in the first six months of 2006, but it appears that you earned no revenues in the second half of 2006, and your revenues for the first six months of 2007 are significantly less than those in the comparable period of 2006.  In addition, you indicate the departure of your sole sales representative led to a decrease in revenues.  If a large portion of your revenues are dependent upon the employment of one or more sales representatives, expand your discussion to describe the impact to your business of the departure of the sales representative.  Describe the effect the vacancy in this position will have presently and in future periods (i.e. would a sales representative today be making contracts for future periods, which is being foregone due to the absence of an employee in that position?), and how long it will take you to recover from the potential gap in revenues due to this vacancy.

Liquidity and Capital Resources, page 33

10. It appears there was significant change in your investing activities and financing activities between periods based upon your statement of cash flows.  In this regard, the current period presents no activity in either of those areas, while there were considerable investing and financing activities in prior periods.  These activities take on greater significance in light of your disclosure that existing capital may not be sufficient to sustain your operations.  Please expand your liquidity discussion to address the significant changes within investing and financing activities, including the potential impact on subsequent periods.

11. We note your disclosure in the last sentence of this section regarding an oral agreement by your primary shareholders to lend up to $50,000 to your business to

allow you to continue operations.  However, it is unclear whether such amount is sufficient to sustain your operations.  Please expand your disclosure to indicate how such funds would be used and the period of time over which such funds would allow you to operate assuming such loans are made.

12. In addition, please revise your disclosure to state that your shareholders are not obligated to fund your operations, and any oral agreement to do so is not legally binding.

Executive Compensation, page 38

13. We note your response to prior comment 17.  We re-issue, in part.  Please provide executive compensation disclosure in the form required by updated Item 402 of Regulation S-B.  This disclosure should include expanded narrative disclosure to the Summary Compensation Table, as well as disclosure related to outstanding equity awards and director compensation.

Balance Sheet
As of June 30, 2007

14. We observe that the stockholder note receivable and related accrued interest receivable was shown in stockholders' equity at December 31, 2006, but has been reclassified into current assets at June 30, 2007.  You further disclose that payment was received on this note subsequent to such date.  However, related party loans are not considered arms-length transactions and are generally considered equity transactions, even when repayment is fairly certain.  Analogous guidance can be found in SAB Topic 4G.  Please revise to present this stockholder note as a component of stockholders' equity at June 30, 2007.

Signature Page

15. Please have the principal accounting officer sign the registration statement in that capacity.

\* \* \* \* \*

As appropriate, please amend the registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters.  Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Regards,

Max A. Webb
Assistant Director